ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

July 19, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:           ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to oral comments received during a telephone discussion with members of the Staff of the Securities and Exchange Commission (the “Commission”) on June 28, 2010, in connection with the Company’s response letter dated June 4, 2010 to the Commission’s comment letter dated May 7, 2010.  The oral comments from the Staff consisted of four requests for additional information from the Company.  We have set forth below the substance of each comment, with our response thereto following each such comment.

1.	Comment: Provide the amount of equity that the Trust Equity Holder initially provided to the PEAKS Trust.

Response:
Based on the Company’s review of the trust agreement between the single equity holder (the “Trust Equity Holder”) of the PEAKS trust (the “Trust”) and the owner trustee of the Trust, it appears that the initial capital contribution made by the Trust Equity Holder to the Trust was $1,000.  The Company is not a party to that trust agreement, and the Company was not involved in the determination of the amount of the Trust Equity Holder’s capital contribution to the Trust.  The Company is not aware of the amount, if any, of additional capital contributions to the Trust by the Trust Equity Holder.

2.
Comment: Describe the key aspects of the servicing arrangement under the PEAKS Program, including which parties have the power to remove and appoint the Servicer, what the performance metrics are that would permit a termination of the Servicer and how the Servicer is compensated.

Response:
Pursuant to the servicing agreement (the “Servicing Agreement”) under the PEAKS Private Student Loan Program (the “PEAKS Program”), the Trust agrees to deliver all of the private education loans acquired by the Trust to the Trust Equity Holder, in its capacity as the servicer (the “Servicer”), for servicing, and the Servicer agrees to provide the servicing, administration and collection services for all of those loans.  The Servicer was identified as a possible servicer for the PEAKS Program by the financial institution (the “Sponsor”) that designed the structure of the PEAKS Program.  The Servicer was ultimately selected and appointed by the Trust to act as the Servicer for the private education loans held by the Trust.

The Servicing Agreement provides that the Trust will pay the Servicer a servicing fee for the private education loans held by the Trust that have not defaulted.  The servicing fee is a percentage of the principal balance of the loans at the end of each calendar month.  Under the Servicing Agreement, the Servicer will be compensated for managing the collection of defaulted loans through retaining a portion of the amounts received from payments on such defaulted loans.

The Servicing Agreement cannot be terminated, and therefore the Servicer cannot be removed, except in limited, non-discretionary circumstances.  Specifically, the Servicer cannot be removed, unless:

•	it is the subject of a voluntary or involuntary action under bankruptcy, insolvency or other similar laws;
•	it is in default in any material respect in the performance of its duties and such default is not cured within any applicable cure period; or
•	it fails to satisfy the performance criteria specified in the Servicing Agreement

(each, a “Termination Event”).  The pre-established performance criteria referenced in the third bullet point above consist of default rate metrics over specified periods of time.  If the default rates of the private education loans exceed the specified levels at certain points in time, the Servicing Agreement can be terminated.  The loan default levels contained in these metrics were developed based on default rate information provided by the Sponsor for similar types of loans and included historical data collected by the Sponsor from various sources, including the Company, industry data and lenders of student loans.  As a result, the Company understands that the Servicer expects that the performance criteria will be met.

If one of the Termination Events occurs, the Company may exercise its protective right to terminate the Servicing Agreement, as long as the Company has not defaulted under its guarantee under the PEAKS Program (the “Guarantee”) or certain trigger events have not occurred.  If there has been a default or one of those events has occurred, then a majority of the holders of the senior debt of the Trust would have the ability to terminate the Servicing Agreement.  In the event that the Servicing Agreement is terminated by any party, the Trust, through its servicing and collections advisor, would select and appoint a replacement Servicer.  The Trust’s selection would be subject to the prior consent of the Company (as long as it had not defaulted under the Guarantee or certain trigger events had not occurred) as a protective measure.

The Servicer can also terminate the Servicing Agreement only in limited circumstances, such as upon:

•	a failure by the Trust to pay the servicing fees or by any of the parties to make required indemnity payments to the Servicer;
•	a change in services to be performed that materially increases the Servicer’s costs and the parties are unable to agree on increased servicing fees;
•	the Servicer ceases its third party loan collection and servicing activities on an organization-wide basis; or
•	the Servicer fails to satisfy the specified performance criteria.

The Trust has engaged a servicing and collections advisor (the “Advisor”) to provide the Trust with advisory services with respect to the servicing and collection of the private education loans held by the Trust. The Advisor reviews the servicing reports as they relate to the payment performance of the private education loans.  The Advisor also reviews any action plans of the Servicer related to improving the payment performance of the private education loans to attempt to avoid a Termination Event occurring under the pre-established performance criteria.

With respect to private education loans held by the Trust that have defaulted, the Servicing Agreement provides that the Servicer will assign such loans to collection agencies. The Servicer will monitor the performance of the collection agencies and may reassign loans to different collection agencies based on performance.  The Servicer makes all decisions as to whether to accept or reject partial payments in settlement of the full defaulted loan balance.  The Servicing Agreement provides that the Trust may elect that the Servicing Agreement cease to apply with respect to defaulted loans for any reason.  In such case, the Trust, through the Advisor, will direct further collection activities on the defaulted loans, including the selection of collection agencies and the activities to be undertaken.

3.
Comment: Provide additional information on the analysis the Company performed to determine the potential risks involved in the PEAKS transaction, including ratios, default rates, term of loans and other potential risk and mitigating factors.

Response:
The Company reviewed the analysis performed by the Sponsor as to risks associated with the PEAKS transaction.  This analysis took into consideration a number of factors based on historical data obtained from various sources, including the Company, industry data and lenders of student loans.  These factors included the following:

•	FICO score distribution (i.e., the credit profiles of student borrowers);
•	interest rates and fees charged on the loans;
•	the default rates and the timing of the defaults associated with similar types of student loans; and
•	the prepayment and speed of repayment associated with similar types of student loans (collectively, “Repayment”).

The Repayment factor is affected by the repayment term of, and forebearances on, the student loans.  The standard repayment term for a private education loan made under the PEAKS Program is ten years, with repayment generally beginning six months after a student graduates or three months after a student withdraws or is terminated from his or her program of study.  Certain forebearance options may also be available to a borrower of a private education loan under the PEAKS Program, and such forebearances generally cannot exceed 12 months.

In the analysis performed by the Sponsor, default rates and Repayment, the two factors that would have the largest impact, were adjusted well beyond the levels indicated in the historical data that the Sponsor had collected.  Default rates, which were the most significant variable in the analysis, were modeled at levels up to 2.0 times the historical default rate of loans to students attending the Company’s schools over an extended period of time.  For example, by adjusting default rates in the analysis to a level that is 1.5 times the historical default rate of loans to students attending the Company’s schools, the amount of funds available to the Trust Equity Holder following the payment of all obligations of the Trust (the “Residual Value”) is projected to be approximately 7% higher than the projected total principal amount of the Company’s subordinated note (the “Subordinated Note”).

In addition, the Company’s experience has been that the default rates on student loans are higher for those students who withdraw from their programs of study early in their academic career.  Considering that one of the key eligibility requirements for a student to qualify for a private education loan under the PEAKS Program is that a student must have completed a minimum number of credit hours (which minimum number of credit hours has been set at a level that the Company’s historical data demonstrates positively correlates to the likelihood of graduation and loan repayment), the default rates on loans made under the PEAKS Program should be lower than the historical default rate of loans to students attending the Company’s schools.  Utilizing the Company’s historical data on student loan performance, without adjusting the default rate, the Residual Value is projected to be approximately 85% higher than the projected total principal amount of the Subordinated Note.  The Company believes that this example involves conservative assumptions, even though no upward adjustment was made to the historical default rate, because the Company’s historical data includes the loan performance of students who had not completed the minimum number of credit hours required under the PEAKS Program.  If the loan performance data of students who withdrew early had been removed from the historical data, the Company believes that the default rate would be lower, resulting in an even higher Residual Value.

Based on our review of the Sponsor’s analysis and the fact that only students with a minimum number of credit hours can participate in the PEAKS Program, we concluded that it was highly unlikely that the Company would be obligated to make a payment under the Guarantee that would not later be repaid to the Company.  Based on the Company’s modeling, we concluded that the Company’s economics in the Trust are not disproportionate to its lack of power to direct the activities that most significantly impact the economic performance of the Trust, and that the Trust Equity Holder has both the power and the economic incentive to direct the activities that most significantly impact the economic performance of the Trust.

4.	Comment: Provide the average amount of a loan made under the PEAKS Program, as well as the percentage of tuition that such average amount represents.

Response:
Based on loans disbursed between the inception of the PEAKS Program and June 30, 2010, the average principal amount borrowed by the Company’s students under the PEAKS Program for an academic year is approximately $2,700.  Loans disbursed under the PEAKS Program and used by students to help pay their educational costs for the academic year beginning in June 2010 are projected to approximate 7% of the aggregate tuition to the Company in that same academic period.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer